SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                                 (Rule 13d-101)
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                            Lakeview Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $2.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   51222210-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

            Dime Bancorp, Inc., 589 Fifth Avenue, New York, NY 10017;
          Attn: James E. Kelly, Esq., General Counsel; (212) 326-6170
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 16, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].




                         (continued on following pages)

CUSIP NO. 51222210-0                                          PAGE 2 OF 16 PAGES

--------------------------------------------------------------------------------
 1.  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Dime Bancorp, Inc.; 11-3197414
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     WC/OO
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    958,877
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     0
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      958,877
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     958,877*
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 19.9%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------------------

* Includes 958,877 shares obtainable by the Reporting Person upon exercise of the option described in Item 4 (the "Option"), if the Option were exercisable on the date hereof. The Reporting Person expressly disclaims beneficial ownership of any of such shares. Prior to the exercise of the Option, the Reporting Person is not entitled to any rights of a shareholder in the Issuer with respect to such shares. The Option may be exercised only upon the happening of certain events described in Item 4, none of which has occurred as of the date hereof. Dispositive and voting powers are summarized in Items 4 and 5.

CUSIP NO. 51222210-0                                          PAGE 3 OF 16 PAGES


This Statement on Schedule 13D is being filed with the Securities and Exchange Commission (the "Commission") on behalf of the Reporting Person identified on Page 2 above.

Item 1. Security and Issuer.

         The class of equity securities to which this statement relates is the common stock, par value $2.00 per share (the "Lakeview Common Stock"), of Lakeview Financial Corp., a New Jersey corporation (the "Issuer"). The address of the principal executive offices of the Company is 1117 Main Street, Paterson, New Jersey 07503.

Item 2. Identity and Background.

         This Statement on Schedule 13D is being filed on behalf of Dime Bancorp, Inc., a Delaware corporation (the "Reporting Person"). The Reporting Person is a savings and loan holding company registered under the Home Owners' Loan Act of 1933, as amended ("HOLA"). The address of the principal business and principal office of the Reporting Person is 589 Fifth Avenue, New York, NY 10017.

         During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of its directors or executive officers has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         All of the directors and executive officers of the Reporting Person are citizens of the United States of America. Annex A hereto contains certain further information regarding such persons.

CUSIP NO. 51222210-0                                          PAGE 4 OF 16 PAGES


Item 3. Source and Amount of Funds or Other Consideration.

         It is presently anticipated that, should any purchase of shares of Lakeview Common Stock be made by the Reporting Person pursuant to the Option described in Item 4, the source of funds used for such purchase would be the Reporting Person's working capital and funds available for investment.

         Subject to market conditions and developments with respect to the Merger described in Item 4, the Reporting Person may purchase shares of Lakeview Common Stock in the open market or in privately negotiated transactions. It is presently anticipated that any funds used to make such purchases would be derived from the Reporting Person's working capital or funds available for investment.

Item 4. Purpose of Transaction.

         The Reporting Person is seeking to acquire the entire equity interest in the Issuer pursuant to the Merger Agreement. The transactions reported hereunder are intended to assist in the achievement of that purpose.

     A.   The Merger Agreement.

         The Reporting Person and the Issuer have entered into an Agreement and Plan of Merger, dated as of December 15, 1998 (the "Merger Agreement"), pursuant to which the Issuer will merge with and into the Reporting Person (the "Merger"), with the Reporting Person being the surviving corporation. If the Merger is consummated as contemplated, Lakeview Common Stock will be eligible for termination of registration under Section 12(g)(4) of the Act and it will cease to be authorized to be quoted on the NASDAQ National Marketing System.

         Pursuant to the Merger Agreement, each share of Lakeview Common Stock outstanding immediately prior to the effective time of the Merger (the "Effective Time") will be converted into either (i) 0.9 of a share of the Reporting Person's common stock, par value $.01 per share (the "Dime Common Stock"), or (ii) $24.26 in cash, at the election of each

CUSIP NO. 51222210-0                                          PAGE 5 OF 16 PAGES


shareholder of the Issuer; provided that, in the aggregate, 65% of the outstanding shares of Lakeview Common Stock will be converted into Dime Common Stock and, provided further that cash will be paid in lieu of fractional shares of Dime Common Stock and shares of Lakeview Common Stock held directly or indirectly by the Reporting Person (other than in a fiduciary capacity or in satisfaction of a debt previously contracted) and shares held as treasury stock by the Issuer will be canceled.

         The Merger is subject to various conditions and regulatory approvals, including the prior approval of the Office of Thrift Supervision ("OTS"), the approval of the stockholders of the Issuer and the satisfaction of other terms and conditions in the Merger Agreement.

     B.   The Option.

         As an inducement and a condition to the Reporting Person's entering into the Merger Agreement, the Reporting Person and the Issuer entered into a Stock Option Agreement, dated as of December 16, 1998 (the "Option Agreement"), pursuant to which the Issuer granted the Reporting Person an option (the "Option") entitling the Reporting Person to purchase up to 958,877 authorized but unissued shares (or up to 19.9% of the outstanding shares) of Lakeview Common Stock under the circumstances described below at a price per share in cash equal to $21.50, subject to adjustment in certain circumstances.* The Option is designed to enhance the likelihood that the Merger will be consummated in accordance with the terms of the Merger Agreement.

--------------------

* In the event of any change in, or distributions in respect of, Lakeview Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Lakeview Common Stock purchasable upon exercise hereof must be appropriately adjusted and proper provision must be made so that, in the event that any additional shares of Lakeview Common Stock are to be issued or otherwise become outstanding as a result of any such change (other than pursuant to an exercise of the Option), the number of shares of Lakeview Common Stock that remain subject to the Option will be increased so that, after such issuance and together with shares of Lakeview Common Stock previously issued pursuant to the exercise of the Option (as adjusted on account of any of the foregoing changes in Lakeview Common Stock), it equals 19.9% of the number of shares of Lakeview Common Stock then issued and outstanding. In addition, whenever the number of shares of Lakeview Common Stock purchasable upon exercise of the Option is adjusted as provided in the foregoing sentence, the Option price must be adjusted by multiplying the Option price immediately prior to the adjustment by a fraction, the numerator of which shall be equal to the number of shares of Lakeview Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the number of shares of Lakeview Common Stock purchasable after the adjustment.

CUSIP NO. 51222210-0                                          PAGE 6 OF 16 PAGES


         Subject to applicable law and regulatory restrictions, the Reporting Person may exercise the Option, in whole or in part, if, but only if, both a Preliminary Event and a Triggering Event (both as defined below) occur before the occurrence of an Exercise Termination Event (as defined below), provided that the Reporting Person shall have sent written notice of its intent to exercise the Option within 90 days following the first Triggering Event to occur.

         As defined in the Option Agreement, the term "Preliminary Event" shall mean any of the following events or transactions:

          (i) The Issuer or any "significant subsidiary" (as such term is defined in Rule 1-02 of Regulation S-X of the Commission) of The Issuer, without having received the Reporting Person's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined in this Item 4(B)) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Act) other than the Reporting Person or any of its subsidiaries or the Board of Directors of the Issuer (the "Issuer Board") shall have recommended that the shareholders of the Issuer approve or accept any Acquisition Transaction other than the Merger. For purposes of this Item 4(B)(i), the term "Acquisition Transaction" means (x) a merger or consolidation, or any similar transaction, involving the Issuer or a significant subsidiary of the Issuer (other than mergers, consolidations or similar transactions (1) involving solely the Issuer and/or one or more wholly owned subsidiaries of the Issuer or (2) in which the voting securities of the Issuer outstanding immediately prior thereto continue to represent (by either remaining outstanding or being converted into the voting securities of the surviving entity of any such transaction) at least 50% of the combined voting power of the voting securities of the Issuer or the surviving entity outstanding immediately after the consummation of such merger, consolidation, or similar transaction, provided that any such transaction is not entered into in violation of the terms of the Merger Agreement), (y) a purchase, lease or other acquisition of 25% or more of the assets of the Issuer or a significant subsidiary of the Issuer, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 15% or more of the voting power of the Issuer or a significant subsidiary of the Issuer;

          (ii) Any person other than the Reporting Person, any subsidiary of the Reporting Person or the Issuer's employee stock ownership plan shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of Lakeview Common Stock (the term "beneficial ownership" for purposes of the Option Agreement having the meaning assigned thereto in Section 13(d) of the Act);

          (iii) The shareholders of the Issuer shall have voted and failed to approve the Merger Agreement or the Merger at a meeting held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been canceled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any person (other than the Reporting Person or any subsidiary of the Reporting Person) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction;

CUSIP NO. 51222210-0                                          PAGE 7 OF 16 PAGES


          (iv) The Issuer Board shall have withdrawn or modified (or publicly announced its intention to withdraw or modify) in any manner adverse to the Reporting Person its recommendation that the shareholders of the Issuer approve the transactions contemplated by the Merger Agreement, or the Issuer or a significant subsidiary of the Issuer shall have authorized, recommended or proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than the Reporting Person or a subsidiary of the Reporting Person;

          (v) Any person other than the Reporting Person or any subsidiary of the Reporting Person shall have made a proposal to the Issuer or its shareholders to engage in an Acquisition Transaction and such proposal shall have been publicly announced;

          (vi) Any person other than the Reporting Person or any subsidiary of the Reporting Person shall have filed with the Commission a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the Commission with respect to a potential vote by its shareholders to approve the issuance of shares to be offered in such an exchange or tender offer); or

          (vii) The Issuer shall have willfully breached any covenant or obligation contained in the Merger Agreement after any person other than the Reporting Person or a subsidiary of the Reporting Person shall have made a proposal to the Issuer or its shareholders to engage in an Acquisition Transaction, and following such breach the Reporting Person would be entitled to terminate the Merger Agreement (whether immediately or after the giving of notice or both).

         As defined in the Option Agreement, the term "Triggering Event" means the occurrence of either of the following events or transactions:

          (i) The acquisition by any person (other than the Reporting Person or any subsidiary of the Reporting Person) of beneficial ownership of 25% or more of the then outstanding Lakeview Common Stock; or

          (ii) The occurrence of an event of the type described in section (i) of the definition of Preliminary Event, except that the percentage referred to in clause (z) of the definition of "Acquisition Transaction" shall be 25%.

         As defined in the Option Agreement, "Exercise Termination Event" means any one of the following:

          (i) The Effective Time (as defined in the Merger Agreement) of the Merger;

          (ii) The termination of the Merger Agreement in accordance with the provisions thereof, if such termination occurs prior to the occurrence of a Preliminary Event and is not a termination by the Reporting Person pursuant to Section 8.01(b) or (e) of the Merger Agreement (relating to (x) breaches of representations, warranties, or covenants by the Issuer and (y) the types of events that would cause the possible exercise of the Option); or

CUSIP NO. 51222210-0                                          PAGE 8 OF 16 PAGES


          (iii) The passage of eighteen months after termination of the Merger Agreement, if such termination is concurrent with or follows the occurrence of a Preliminary Event or is a termination by the Reporting Person pursuant to Section 8.01(b) or (e) of the Merger Agreement (as described above).

         As provided in the Option Agreement, in the event the Reporting Person is entitled to and wishes to exercise the Option (or any portion thereof), it must send to the Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (1) the total number of shares it will purchase pursuant to such exercise and (2) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase; provided that, if prior notification to or approval of the OTS or any other regulatory or antitrust agency is required in connection with such purchase, the Reporting Person must promptly file the required notice or application for approval and notify the Issuer of such filing and must expeditiously process the same, and the period of time that otherwise would run pursuant to this sentence will run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods have passed.

         At any time after the occurrence of a Repurchase Event (as defined below), (1) at the request of the Reporting Person, delivered prior to an Exercise Termination Event, the Issuer (or any successor thereto) must repurchase (i) the Option, as a whole or in part, and/or (ii) any shares of Lakeview Common Stock issued upon total or partial exercise of the Option (the "Option Shares"), in each case at a price determined as set forth in the Option Agreement. In the event the Reporting Person exercises the repurchase rights described above, the Issuer must, as promptly as practicable, and in any event within ten business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, pay the required amount to the Reporting Person or the portion thereof that the Issuer is not then prohibited from delivering under applicable law or regulation, or as a consequence of administrative policy.

         In the event that, prior to an Exercise Termination Event, the Issuer enters into certain agreements with any person other than the Reporting Person or one of its subsidiaries

CUSIP NO. 51222210-0                                          PAGE 9 OF 16 PAGES


related to (i) the consolidation or merger of the Issuer, (ii) a plan of exchange in which either the Issuer is acquired or is the acquiring person; or
(iii) the sale or other transfer of all or substantially all of the Issuer's or any of its significant subsidiaries' assets, the agreement governing such transaction must provide that the Option shall, upon the consummation of any such transaction, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Reporting Person, of either (1)(a) the continuing or surviving person of a consolidation or merger with the Issuer (if other than the Issuer), (b) the acquiring person in a plan of exchange in which the Issuer is acquired, (c) the Issuer in a merger or plan of exchange in which the Issuer is the acquiring person and (d) the transferee of all or substantially all of the Issuer's assets (or the assets of a significant subsidiary of the Issuer) or (2) any person that controls any such entity. The Substitute Option must have the same terms and conditions as the Option; provided that, if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms must be as similar as possible and in no event less advantageous to the Reporting Person.

         In certain circumstances, the time periods for the exercise of certain rights under the Option Agreement will be extended at the request to the Reporting Person: (a) to the extent necessary to obtain all regulatory approvals for the exercise of such rights, and for the expiration of all statutory waiting periods, (b) during the pendency of any temporary restraining order, injunction or other legal bar to exercise of such rights and (c) to the extent necessary to avoid liability under Section 16(b) of the Act by reason of such exercise.

         The rights and obligations or the Reporting Person and the Issuer under the Option Agreement and the Option may only be assigned with the written consent of the other party, except that in the event a Preliminary Event or Triggering Event shall have occurred prior to an Exercise Termination Event, the Reporting Person may assign in whole or in part its rights and obligations under the Option Agreement following the date of such Preliminary Event or Triggering Event; provided that until the date 15 days following the date on which the OTS has approved an application by the Reporting Person to acquire the shares of Lakeview Common

CUSIP NO. 51222210-0                                         PAGE 10 OF 16 PAGES


Stock subject to the Option, the Reporting Person may not assign its rights under the Option except in (a) a widely dispersed public distribution, (b) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of the Issuer, (c) an assignment to a single party (e.g., a broker or investment banker) for the sole purpose of conducting a widely dispersed public distribution on the Reporting Person's behalf, or (d) any other manner approved by the OTS.

     C. Purchase of Lakeview Common Stock.

         Subject to market conditions and developments with respect to the Merger, the Reporting Person may purchase shares of Lakeview Common Stock in the open market or in privately negotiated transactions.

Item 5. Interest in Securities of the Issuer.

         (a) As a result of the entry into the Option Agreement and the granting of the Option thereunder, pursuant to Rule 13d-3(d)(i) under the Act, the Reporting Person may be deemed to own beneficially 958,877 shares of Lakeview Common Stock, constituting approximately 19.9% of the shares of Lakeview Common Stock issued and outstanding as of December 16, 1998, or approximately 16.6% of the shares of Lakeview Common Stock that would be issued and outstanding if the Option had been exercised in full as of such date. The Reporting Person specifically disclaims any beneficial ownership of the 958,877 shares of Lakeview Common Stock that are obtainable by the Reporting Person upon the exercise of the Option, because the Option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof, and then only with regulatory approval (if, as a consequence, the Reporting Person would own more than 5% of the outstanding shares of Lakeview Common Stock).

CUSIP NO. 51222210-0                                         PAGE 11 OF 16 PAGES


         (b) If the Reporting Person were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of the shares of Lakeview Common Stock covered thereby. To the best knowledge of the Reporting Person, none of the persons listed in Annex A beneficially owns any shares of Lakeview Common Stock.

         (c) Other than as set forth herein, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Annex A, has effected any transaction in shares of Lakeview Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships with Respect to Securities of the Issuer.

         As an inducement and a condition to the Reporting Person's entering into the Merger Agreement, the Reporting Person and certain directors and executive officers of the Issuer who are also shareholders of the Issuer entered into Shareholder Agreements, dated as of December 15, 1998 (the "Shareholder Agreements"), pursuant to which each of such directors and executive officers irrevocably and unconditionally agreed, among other things, (a) to vote all of the shares of Lakeview Common Stock owned or controlled by such person (the "Owned Shares") in favor of the Merger Agreement and the Merger at any meeting or meetings of the Issuer's shareholders called to vote upon the Merger Agreement and the Merger, (b) not to vote the Owned Shares in favor of an Acquisition Proposal (as defined below), and (c) not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Owned Shares if the effect would be to avoid the shareholder's obligations under the Shareholder Agreement or take any action or omit to take any action that would prohibit, prevent, or preclude such shareholder from performing its obligations thereunder. For purposes of the Shareholder Agreements, an

CUSIP NO. 51222210-0                                         PAGE 12 OF 16 PAGES


Acquisition Proposal includes any inquiries or proposals with respect to, or negotiations concerning, or the provision of confidential information to, or the discussion with, any person relating to any tender or exchange offer, proposal for a merger, consolidation or other business combination involving the Issuer or any of its subsidiaries or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets or deposits of, the Issuer or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement.

         Except as set forth above, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the persons listed in Annex A, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, the transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

         Copies of the Merger Agreement (excluding the Schedules thereto), the Option Agreement and the form of Shareholder Agreement are filed as exhibits to this Statement on Schedule 13D and are incorporated herein by reference. The summary descriptions of such documents set forth above are not intended to be complete and are qualified in their entirety by reference to such exhibits.





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CUSIP NO. 51222210-0                                         PAGE 13 OF 16 PAGES


                                   Signatures

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  December 23, 1998


                                            DIME BANCORP, INC.



                                            By: /s/ Anthony R. Burriesci
                                               --------------------------------

                                               Name:  Anthony R. Burriesci
                                                     --------------------------

                                               Title: Chief Financial Officer
                                                     --------------------------

CUSIP NO. 51222210-0                                         PAGE 14 OF 16 PAGES


                                  EXHIBIT INDEX




  Exhibit     Description

     1 Agreement and Plan of Merger, dated as of December 15, 1998, between Lakeview Financial Corp. and Dime Bancorp, Inc.

     2 Stock Option Agreement, dated as of December 16, 1998, between Lakeview Financial Corp. and Dime Bancorp, Inc.

     3 Form of Shareholder Agreement, dated as of December 15, 1998, by and between Dime Bancorp, Inc. and each of James V. Battaglino, Kevin J. Coogan, Leo J. Dean, Robert J. Davenport, Anthony G. Gallo, Kevin M. McCloskey, Michael R. Rowe, Vincent Scola, Leo J. Costello and Dennis D. Pedra.

CUSIP NO. 51222210-0                                         PAGE 15 OF 16 PAGES

                                                                         Annex A

                 Information on Directors and Executive Officers

         Information regarding the directors and executive officers of the Reporting Person is provided below. If no address is given, the person's business address is the same as that of the Reporting Person.


                                                                  Principal Occupation,              Shares of
                                                                   if other than as an               Lakeview
       Name and                        Position with the          Executive Officer of             Common Stock
   Business Address                    Reporting Person           the Reporting Person          Owned Beneficially
   ----------------                    ----------------           --------------------          ------------------
Lawrence J. Toal                  Chairman, Chief                                                        0
                                  Executive Officer, Chief
                                  Operating Officer and
                                  President; Director

Derrick D. Cephas                 Director                     Attorney - Partner -                      0
100 Maiden Lane,                                               Cadwalader,
New York, NY 10038                                             Wickersham & Taft

Frederick C. Chen (Home)          Director                     Retired                                   0
126 Butternut Hollow Road
Greenwich, CT 06830

J. Barclay Collins II             Director                     Executive Vice President                  0
1185 Avenue of the Americas                                    and General Counsel -
New York, NY 10036                                             Amerada Hess
                                                               Corporation

Richard W. Dalrymple              Director                     President - Teamwork                      0
45 Rockefeller Plaza                                           Management, Inc.
New York, NY 10111                                             (Executive Recruiting)

James F. Fulton                   Director                     President - Fulton +                      0
27 Lincoln Road                                                Partners, Inc. (Planning
Charlestown, RI 02813                                          and Design Consultants)

Virginia M. Kopp (Home)           Director                     Retired                                   0
5 Reddy Lane
Loudonville, NY 12211

James M. Large, Jr.               Director                     Chairman Emeritus -                       0
                                                               Dime Bancorp, Inc.

John Morning                      Director                     President - John                          0
333 E. 45th Street                                             Morning Design, Inc.
New York, NY 10017                                             (Graphic Design)

Margaret Osmer-McQuade            Director                     President - Qualitas                      0
125 East 72nd Street                                           International
New York, NY 10021                                             (International
                                                               Consulting)

Sally Hernandez-Pinero            Director                     Managing Director -                       0
4200 Wisconsin Avenue, NW                                      Fannie Mae American
Suite 310                                                      Communities Fund
Washington, DC 20016                                           (Community
                                                               Development Venture
                                                               Capital)

Dr. Paul A. Qualben               Director                     Physician                                 0
246 76th Street
Brooklyn, NY 11209




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CUSIP NO. 51222210-0                                         PAGE 16 OF 16 PAGES


Eugene G. Schulz, Jr.(Home)       Director                     Retired                                   0
13328 Maplewood Road
Palm City, FL 34990

Howard Smith                      Director                     President - Virginia Dare                 0
882 Third Avenue                                               Extract Co., Inc. (Flavors
Brooklyn, NY 11333                                             Manufacturer)

Dr. Norman R. Smith               Director                     President - Wagner                        0
631 Howard Avenue                                              College
Staten Island, NY 10301

Ira T. Wender                     Director                     Sole owner, Ira T.                        0
1133 Avenue of the Americas                                    Wender, P.C., Of
New York, NY 10036                                             Counsel - Patterson,
                                                               Belknap, Webb & Tyler
                                                               LLP

Gene C. Brooks                    Corporate Secretary and                                                0
                                  Senior Legal Advisor

Anthony R. Burriesci              Chief Financial Officer                                                0

D. James Daras                    Treasurer                                                              0

James E. Kelly                    General Counsel                                                        0

Fred B. Koons                     Chief Executive Officer -                                              0
                                  Mortgage Banking

Carlos R. Munoz                   Chief Credit and Risk                                                  0
                                  Management Officer

Peyton R. Patterson               General Manager -                                                      0
                                  Consumer Financial
                                  Services

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